UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
MANCHESTER UNITED plc
(Name of Subject Company (Issuer))
TRAWLERS LIMITED
(Offeror)
a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by
JAMES A. RATCLIFFE
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Ordinary Shares, Par Value $0.0005 Per Share
(Title of Class of Securities)
G5784H106
(CUSIP Number of Class of Securities)
Tristan Head, Officer
Trawlers Limited
Fort Anne
Douglas, IM1 5PD, Isle of Man
Tel. (+44) 1624 826200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Andrew Jolly, Esq. Hywel Davis, Esq. Slaughter and May One Bunhill Row London EC1Y 8YY, United Kingdom	Krishna Veeraraghavan, Esq. Benjamin Goodchild Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 6th Ave New York, NY 10019, United States

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (together with the Purchaser, the “Offerors”), to purchase up to 13,237,834 Class A ordinary shares, par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), a Cayman Islands exempted company, which, based on information provided by the Company, represents 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash (subject to certain adjustments as described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase (as defined below)), without interest thereon, less any required tax withholding, as described in the Offer to Purchase, dated January 17, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Transaction Agreement, dated as of December 24, 2023 (together with any amendments or supplements thereto, the “Transaction Agreement”), by and among Purchaser, the sellers party thereto, who are Glazer family members and affiliates (“Sellers”) and the Company, is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is Manchester United plc. Its principal executive office is located at Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA, and its telephone number is +44 (0) 161 868 8000.
(b) This Schedule TO relates to the Class A Shares. According to the Company, as of the close of business on December 22, 2023, there were 52,951,335 Class A Shares issued and outstanding.
(c) The information concerning the principal market on which the Class A Shares are traded, and certain high and low sales prices for the Class A Shares in the principal market in which the Class A Shares are traded set forth in Section 6 — “Price Range of Class A Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a)-(c) This Schedule TO is filed by James A. Ratcliffe and Purchaser. The principal executive office of Purchaser is Fort Anne, Douglas, IM1 5PD, Isle of Man and its telephone number is (+44) 1624 826200. The business address of James A. Ratcliffe at INEOS is Hawkslease, Chapel Lane, Lyndhurst, Hampshire, SO43 7FG, United Kingdom and his business telephone number is +44 (0)20 3793 8093. The information regarding the Offerors set forth in Section 9 — “Certain Information Concerning the Offerors” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in Section 8 –”Certain Information Concerning the Company,” Section 9 — “Certain Information Concerning the Offerors,” Section 11 — “Background of the Offer,” Section 12 — “Purpose of the Offer and Plans for the Company,” Section 13 — Summary of the Transaction Agreement and Certain Other Agreements” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Class A Shares; Dividends,” Section 7 — “Possible Effects of the Offer on the Market for the Class A Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” Section 12 — “Purpose of the Offer and Plans for the Company” and “Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in Section 8 –”Certain Information Concerning the Company,” Section 9 — “Certain Information Concerning the Offerors,” Section 12 — “Purpose of the Offer and Plans for the Company,” Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in Section 3 — “Procedures for Tendering Class A Shares,” Section 11 — “Background of the Offer” and Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
(a), (b) Not Applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Class A Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” Section 11 — “Background of the Offer,” Section 12 — “Purpose of the Offer and Plans for the Company,” Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.   EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated January 17, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published January 17, 2024, in the New York Times.
(b)	Not applicable.
(d)(1)	Transaction Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company.
(d)(2)	Governance Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company.
(d)(3)	Voting Agreement, dated as of December 24, 2023, by and between Sellers and the Company.
(d)(4)*	Equity Commitment Letter, dated as of December 24, 2023, by and between the Offerors.
(d)(5)	Limited Guarantee, dated as of December 24, 2023, entered into by and among James A. Ratcliffe, the Company and Sellers.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*
Filed herewith.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 17, 2024
TRAWLERS LIMITED
By:
/s/ Tristan Head

Name:
Tristan Head

Title:
Officer

JAMES A. RATCLIFFE
By:
/s/ James A. Ratcliffe

Name:
James A. Ratcliffe